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July 27, 2017

Schwab Capital Trust

211 Main Street

San Francisco, CA 94105

Dear Ladies and Gentlemen:

We have acted as counsel for Schwab Capital Trust (the “Trust”), a trust duly organized and validly existing under the laws of the Commonwealth of Massachusetts, in connection with Post-Effective Amendment No. 177 to the Trust’s Registration Statement on Form N-1A, together with all Exhibits thereto (the “Registration Statement”), under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 178 to the Registration Statement under the Investment Company Act of 1940, as amended. We have examined such governmental and corporate certificates and records as we deemed necessary to render this opinion and we are familiar with the Trust’s Amended and Restated Agreement and Declaration of Trust and its Amended and Restated Bylaws, each as amended to date.

Based upon the foregoing, we are of the opinion that the shares proposed to be sold pursuant to the Registration Statement, when paid for as contemplated in the Registration Statement, will be legally and validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, to be filed with the U.S. Securities and Exchange Commission, and to the use of our name in the Trust’s Registration Statement to be dated on or about July 28, 2017 and in any revised or amended versions thereof. In giving such consent, however, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act and the rules and regulations thereunder.

Very truly yours,

/s/ Dechert LLP